NOVAMERICAN STEEL ANNOUNCES CLOSING OF SECONDARY PUBLIC OFFERING OF 1,100,000 COMMON SHARES

May 10, 2005 - Novamerican Steel Inc. announced today the closing of a secondary public offering by certain of its shareholders of 1,100,000 common shares at $36.25 per share. The common shares trade on the Nasdaq National Market under the symbol TONS.

CIBC World Markets Corp. acted as sole bookrunner and lead manager for the offering. Jefferies & Company, Inc., KeyBanc Capital Markets and BB&T Capital Markets acted as co-managers for the offering. The selling shareholders have also granted the underwriters a thirty-day option to purchase an additional 165,000 common shares solely to cover over-allotments, if any.

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

The selling shareholders received all of the net proceeds from the sale of the shares in the offering. Certain of these shareholders exercised options to acquire, at a price per share of $14.00, an aggregate of 340,000 common shares that they sold in the offering (which will be 391,000 shares if the underwriters' over-allotment option is exercised in full). Accordingly, the Company received an aggregate of $4,760,000 from the exercise of these options (which will be $5,474,000 if the over-allotment option is fully exercised), which the Company intends to use for general corporate purposes, including working capital, and to pay expenses of the offering.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the final prospectus may be obtained from the offices of CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017, facsimile (212) 667-6303, email: useprospectus@us.cibc.com.